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                           December 10, 2021

       Eunice J. Kim
       General Counsel
       SOC Telemed, Inc.
       1768 Business Center Drive, Suite 100
       Reston, Virginia 20190

                                                        Re: SOC Telemed, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on December
7, 2021
                                                            File No. 333-261518

       Dear Ms. Kim:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at (202) 551-7836 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              William L. Hughes